UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126654102

(CUSIP Number)

May 3, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126654102	13G	Page 2 of 5

1	NAME OF REPORTING PERSON Rhonda Mona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,824,164
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,824,164
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,824,164
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (1)
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 126654102	13G	Page 3 of 5

NAME OF REPORTING PERSON Aegean Limited, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 824,164
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 824,164
	8	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,164
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) □
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (1)
TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 126654102	13G	Page 4 of 5

Item 1(a).	Name of Issuer:

CV Sciences, Inc. (formerly CannaVEST Corp.), a Delaware corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2688 South Rainbow Boulevard, Suite B
Las Vegas, Nevada 89146

Item 2(a).	Name of Person Filing:

Rhonda Mona

Aegean Limited, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2688 South Rainbow Boulevard, Suite B
Las Vegas, Nevada 89146

Item 2(c).	Citizenship:

Rhonda Mona - United States

Aegean Limited, LLC – Nevada

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 (the “Common Stock”).

Item 2(e).	CUSIP Number:

126654102.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 3,824,164 shares of Common Stock by Rhonda Mona.

824,164 shares of Common Stock by Aegean Limited, LLC.

(b)	Percent of Class: 4.2% (1) by Rhonda Mona; 0.9% (1) by Aegean Limited, LLC

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Rhonda Mona - 0 shares of Common Stock.

Aegean Limited, LLC – 824,164 shares of Common Stock.

(ii)	shared power to vote or to direct the vote:

Rhonda Mona - 3,824,164 shares of Common Stock.

Aegean Limited, LLC – 0 shares of Common Stock.

CUSIP No. 126654102	13G	Page 5 of 5

(iii)	sole power to dispose or to direct the disposition of:

Rhonda Mona - 0 shares of Common Stock.

Aegean Limited, LLC – 824,164 shares of Common Stock.

(iv)	shared power to dispose or to direct the disposition of:

Rhonda Mona - 3,824,164 shares of Common Stock.

Aegean Limited, LLC – 0 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ x ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Explanatory Notes:

(1)	The percentage set forth in Row 11 of the cover page and this Item 4(b) assumes that 91,951,086 shares of common stock outstanding as of May 3, 2017, based on 88,951,086 shares of common stock outstanding as of May 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2017, and assuming the exercise of the 3,000,000 vested stock options to purchase shares of Common Stock of the Issuer by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 1, 2017

Aegean Limited, LLC

By:	/s/ Rhonda Mona
Rhonda Mona, Manager

Rhonda Mona

By:	/s/ Rhonda Mona
Rhonda Mona

EXHIBIT 2

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each of such parties.

Date: June 1, 2017

/s/ Rhonda Mona
Rhonda Mona

AEGEAN LIMITED LLC

By: /s/ Rhonda Mona

Rhonda Mona, Manager